UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 8)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
           1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Majesco Entertainment Company
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    784495103
                                    ---------
                                 (CUSIP Number)


                         Trinad Capital Master Fund Ltd.
                        153 East 53rd Street, 48th Floor
                              New York, N.Y. 10022

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 21, 2006
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Trinad Capital Master Fund Ltd.
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                          |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     1,939,491
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        1,939,491
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER

______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,939,491
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.72%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Robert S. Ellin
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     33,856
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      2,294,045(1)
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        33,856
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              2,294,045(1)
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,327,901(1)
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           |_|
_____________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    10.47%
_____________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
_____________________________________________________________________________


----------------------
(1) Includes (A) 1,939,491 shares of Common Stock owned by the Trinad Capital Master Fund Ltd. (the "Fund"); (B) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis Equities, Inc., a Delaware corporation of which Nancy J. Ellin is the sole stockholder ("Atlantis"); and (D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the "Plan"). Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Nancy J. Ellin
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     47,656
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      340,754(2)
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        47,656
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              340,754(2)
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    388,410(2)
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.75%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________


---------------------
(2) Includes (A) 33,856 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin's spouse, (B) 225,456 shares of Common Stock that are owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder; and (C) 81,442 shares of Common Stock owned by the Plan. Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned individually by Mr. Ellin, and owned directly by Mr. Ellin, the Plan and the Trust.

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Atlantis Equities, Inc.
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          SC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     225,456
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        225,456
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER

______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    225,456
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.01%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Robert S. Ellin Profit Sharing Plan
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     81,442
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        81,442
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER

______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    81,442
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.37%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
______________________________________________________________________________

          The purpose of this Schedule 13D/A is to reflect a letter that was sent on February 10, 2006 by the Fund, one of the Reporting Persons, to the Board of Directors of the Issuer, in which the Fund requests the following:

     o that the Issuer immediately move to create an independent board of directors and appoint two designees of the Fund to the Issuer's board of directors, to fill the vacancies recently created by the resignations of Messrs Halpin and Weisman; and
     o the Messrs. Jessie and Joey Sutton, the sons of Morris Sutton, immediately resign or be removed as officers and employees of the Issuer.

            Item 3.  Source and Amount of Funds or Other Consideration.

          Since the date of the previous amendment number 7 to the Schedule 13D, the Fund used $654,983.33 of investment capital to purchase an aggregate of 530,901 shares of Common Stock.

            Item 4.  Purpose of Transaction.

          The shares of Common Stock owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons have purchased and hold the shares of Common Stock reported by them for investment purposes.

            On May 11, 2005, one of the Reporting Persons, sent a letter to the Issuer's board of directors requesting that (i) two nominees of the Fund be appointed to serve on the Issuer's board, (ii) the Issuer withdraw and amend its recently-filed proxy statement relating to its 2005 annual meeting of shareholders, to remove from shareholder consideration the proposal to amend the Issuer's certificate of incorporation to permit a staggered board consisting of three classes of directors, (iii) the board conduct a thorough review of the Issuer's operations and business model, with a view to maximizing financial performance and limiting SG&A growth to ensure that the forecasted 50% revenue growth the Issuer has publicly projected in fiscal 2005 translates into healthy margin expansion and improved earnings as a percentage of overall revenues; and
(iv) that management compensation be better aligned with operating results and shareholder return. The letter further states that in the event that the Issuer's common shares continue in the Fund's view to remain undervalued, that it may seek to accumulate additional common shares and become more actively involved in the Issuer. The Issuer's board has failed to respond to the May 11, 2005 letter.

          On September 28, 2005, the Fund made an offer (the "Offer") to the Issuer in a letter addressed to the Issuer's board of directors to invest $5 million in the Issuer through the purchase from the Issuer of 3,333,333 shares of Common Stock at a price of $1.50 per share, representing a premium of 13.6% over the closing price of the Common Stock on the date immediately preceding the Offer.

          On October 6, 2005, the Fund received a response from the Issuer's board of directors that stated sonly that the board reviewed the Offer and "does not feel that this proposal is in the best interests of our shareholders (other than Trinad). The Issuer has failed to provide any further explanation or justification for its response.

          In the absence of any information to the contrary, the Reporting Persons believe that this response in entirely unsatisfactory, and that the basis for this response is the view of the Issuer's board that the current trading price of the Issuer's Common Stock is far less than the intrinsic value of such shares. To the knowledge of the Reporting Persons, the Offer represents the only currently viable source of equity financing for the Issuer, and that such financing is currently necessary in light of the Issuer's financial position and prospects of an impending liquidity crisis. Further, considering that the Offer continues to represent a premium over the current trading price of the Issuer's common shares, the Reporting Persons believe that the board should be compelled to accept the Offer.

          On October 18, 2005, the Fund sent another letter to the Issuer's board requesting that it immediately begin exploring strategic alternatives to increase shareholder value, including, without limitation, a debt or equity financing to improve liquidity, one or more strategic acquisitions (combined with any required financing), a merger of the Issuer with another company or a sale of the Issuer, whether through the sale of its assets, a merger or consolidation or otherwise. In that letter, the Fund also requested the immediate resignation of Jesse Sutton as a member of the board of directors of the Issuer.

          Despite an announcement by the Issuer that it had amended its existing Factoring Agreement, the Reporting Persons continue to believe that the Issuer is facing a liquidity crisis. Further, to the knowledge of the Reporting Persons, the Issuer has not received any other offers to make an equity investment in the Issuer. The Reporting Persons continue to believe that the Issuer would stand to benefit substantially by the infusion of additional equity capital. Such equity capital would improve the Issuer's financial position and increase the likelihood that it would be able to obtain additional, needed equity capital and funds from additional borrowings, if necessary. Accordingly, on October 28, 2005, the Fund made another offer (the "Revised Offer") to the Issuer's board of directors to invest $7.5 million in the Issuer through the purchase from the Issuer of approximately 4,285,714 shares of Common Stock at a price of $1.75 per share, representing a premium of more than 20% over the closing price of the Common Stock on the date immediately preceding the Offer. The Revised Offer also represents an increase of 16.7% in the per share price, and an aggregate increase of $2,500,000, compared to the initial Offer. The Revised Offer is subject to a satisfactory due diligence review of the Issuer and to majority representation on the Issuer's board of directors of qualified individuals nominated by the Fund .

          On November 7, 2005, the Fund sent another letter to the Issuer's board in which it questions the failure by the Issuer to respond to the Fund's offer to provide $7.5 million in equity financing to the Issuer at a price that represents a substantial premium to the current trading price of the Issuer's Common Stock. In that letter the Fund also requested that the Issuer immediately call a special meeting of the shareholders so that the Issuer's shareholders may immediately consider again whether a staggered board is appropriate given the Issuer's disappointing performance, and whether the current members of the board are suitable to continue to lead the Issuer.

          On February 10, 2006, in the wake of the resignation of two additional members of the Issuer's board of directors, the Fund send another letter to the Issuer's board, in which the Fund requested the following:

     o that the Issuer immediately move to create an independent board of directors and appoint two designees of the Fund to the Issuer's board of directors, to fill the vacancies recently created by the resignations of Messrs Halpin and Weisman; and
     o the Messrs. Jessie and Joey Sutton, to sons of Morris Sutton, immediately resign or be removed as officers and employees of the Issuer; and
     o that Morris Sutton, the Chief Executive Officer and a member of the board of directors of the Issuer, cease making threats to resign from the Issuer and establish a new business in competition with the Issuer.

The full text of this letter is attached hereto as Exhibit A.

          The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose or pursue any of the foregoing actions or matters or change their intentions with respect to the matters referred to herein.

            Item 5.  Interest in Securities of the Issuer.

            (a) As of the date hereof:

            (i) The Fund may be deemed to beneficially own 1,939,491 shares of Common Stock, representing approximately 8.72% of the outstanding shares of Common Stock.

            (ii) Robert S. Ellin may be deemed to beneficially own 2,327,901 shares of Common Stock, representing approximately 10.47% of the outstanding shares of Common Stock, including: (A) 33,856 shares of Common Stock owned directly by Robert S. Ellin; (B) 1,939,491 shares of Common Stock owned by the Fund; (C) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (D) 225,456 shares of Common Stock owned directly by Atlantis, a Delaware corporation of which Nancy J. Ellin is the sole stockholder; and (E) 81,442 shares of Common Stock owned by the Plan. Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and
      (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

            (b)  As of the date hereof:

            (i) The Fund has sole power to vote and dispose of 1,939,491 shares of Common Stock.

            (ii) Robert S. Ellin has sole power to vote and dispose of 33,856 shares of Common Stock and shared power to vote and dispose of 2,294,045 shares of Common Stock, reflecting, (A) 1,939,491 shares of Common Stock owned by the Fund; (b) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis; and (D) 81,442 shares of Common Stock owned by the Plan. Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

            (c) The following Reporting Persons have effected the following transactions with respect to shares of the Common Stock since the date of the previous amendment number 7 to the Schedule 13D:

            On September 29, 2005, the Fund purchased 100,000 shares of Common Stock through an open market transaction at a price of $1.3324 per share.

            On September 29, 2005, the Fund purchased 1,000 shares of Common Stock through an open market transaction at a price of $1.3300 per share.

            On October 10, 2005, the Fund purchased 4,000 shares of Common Stock through an open market transaction at a price of $1.2800 per share.

            On October 14, 2005, the Fund purchased 2,000 shares of Common Stock through an open market transaction at a price of $1.3250 per share.

            On October 27, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $1.5620 per share.

            On October 31, 2005, the Fund purchased 20,255 shares of Common Stock through an open market transaction at a price of $1.6992 per share.

            On November 2, 2005, the Fund purchased 3,800 shares of Common Stock through an open market transaction at a price of $1.6500 per share.

            On November 7, 2005, the Fund purchased 4,300 shares of Common Stock through an open market transaction at a price of $1.5386 per share.

            On November 16, 2005, the Fund purchased 14,800 shares of Common Stock through an open market transaction at a price of $1.5155 per share.

            On November 23, 2005, the Fund purchased 9,000 shares of Common Stock through an open market transaction at a price of $1.4967 per share.

            On November 29, 2005, the Fund purchased 1,000 shares of Common Stock through an open market transaction at a price of $1.4800 per share.

            On November 30, 2005, the Fund purchased 16,300 shares of Common Stock through an open market transaction at a price of $1.4139 per share.

            On November 30, 2005, the Fund purchased 11,455 shares of Common Stock through an open market transaction at a price of $1.3644 per share.

            On December 2, 2005, the Fund purchased 12,500 shares of Common Stock through an open market transaction at a price of $1.4412 per share.

            On December 6, 2005, the Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.4106 per share.

            On December 22, 2005, the Fund purchased 26,605 shares of Common Stock through an open market transaction at a price of $1.1951 per share.

            On December 23, 2005, the Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.2115 per share.

            On December 23, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $1.2070 per share.

            On December 28, 2005, the Fund sold 3,800 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 2,735 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 2,000 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 700 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 1,900 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 5,400 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 2,700 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 1,000 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 4,600 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 10,000 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 5,000 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 2,500 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 5,000 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 4,800 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 2,500 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 20,000 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 23,365 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 1,300 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 100 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 28, 2005, the Fund sold 5,600 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

            On December 30, 2005, the Fund sold 6,200 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 100 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 15,000 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 2,200 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 2,157 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 2,700 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 10,000 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 5,500 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 12,900 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 10,200 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 2,600 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 2,000 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 6,943 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 10,000 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 3,000 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 2,000 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On December 30, 2005, the Fund sold 6,500 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On January 24, 2006, the Fund purchased 1,000 shares of Common Stock through an open market transaction at a price of $1.1400 per share.

            On January 26, 2006, the Fund sold 75,000 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

            On February 1, 2006, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $1.1714 per share.

            On February 2, 2006, the Fund purchased 8,072 shares of Common Stock through an open market transaction at a price of $1.0819 per share.

            On February 2, 2006, the Fund purchased 7,041 shares of Common Stock through an open market transaction at a price of $1.0953 per share.

            On February 6, 2006, the Fund purchased 18,602 shares of Common Stock through an open market transaction at a price of $1.1208 per share.

            On February 8, 2006, the Fund purchased 3,210 shares of Common Stock through an open market transaction at a price of $1.0947 per share.

            On February 10, 2006, the Fund purchased 50,000 shares of Common Stock through an open market transaction at a price of $1.0703 per share.

            On February 10, 2006, the Fund purchased 22,000 shares of Common Stock through an open market transaction at a price of $1.0707 per share.

            On February 13, 2006, the Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.0306 per share.

            On February 15, 2006, the Fund purchased 50,000 shares of Common Stock through an open market transaction at a price of $1.0379 per share.

            Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

            Not applicable.

            Item 7.   Material to be Filed as Exhibits.

            Exhibit A: Letter, dated February 10, 2006, from the Fund to the Board of Directors of the Company.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2006


                                       TRINAD CAPITAL MASTER FUND LTD.

                                       By:  Trinad Capital L.P.

                                       By:  Trinad Advisors GP, LLC



                                       By: /s/ Robert S. Ellin
                                          ----------------------------------
                                       Robert. S. Ellin, Managing Member


                                       /s/ Robert S. Ellin
                                       -------------------------------------
                                       Robert S. Ellin


                                       /s/ Nancy J. Ellin
                                       -------------------------------------
                                       Nancy J. Ellin


                                       ATLANTIS EQUITIES, INC.


                                           /s/ Nancy J. Ellin
                                       -------------------------------------
                                       By: Nancy J. Ellin, President

                                       ROBERT S. ELLIN PROFIT SHARING PLAN


                                          /s/ Robert S. Ellin, Trustee
                                       -------------------------------------
                                       By: Robert S. Ellin, Trustee


                                       ROBERT ELLIN FAMILY 1997 TRUST


                                          /s/ Sophia Wakehan, Trustee
                                       -------------------------------------
                                       By: Sophia Wakeham, Trustee


                                       TRINAD CAPITAL MASTER FUND LTD.

                                       By:  Trinad Capital L.P.

                                       By:  Trinad Advisors GP LLC

                                       By:  /s/ Robert S. Ellin
                                           --------------------------------
                                            Name:  Robert S. Ellin
                                            Title: Managing Member

                                                                       Exhibit A
                                                                       ---------



                                                               February 10, 2006


Majesco Entertainment Company
160 Raritan Center Parkway
Suite 1
Edison, New Jersey  08837

Attention:  Board of Directors of Majesco Entertainment Company

Gentlemen:

      As you know, Trinad Capital Master Fund Ltd. and its affiliates ("Trinad" or "we"), which has been a long-time shareholder of Majesco Entertainment Company ("Majesco" or the "Company"), have made repeated requests for fundamental changes in the Company's management structure, corporate governance, executive compensation and board composition in our letters to you over the past several months.

      Trinad and its affiliates currently hold approximately 16% of the Company's outstanding shares of common stock ("Common Stock"), and has the support of holders of 15% of the outstanding shares of Common Stock, or an aggregate of more than 30% of such shares, for the actions described below.

      It has come to our attention that Jim Halpin and Marc Weisman have recently resigned from the Company's board of directors (the "Board"). We would prefer to avoid the expense and the related time delays in requesting the Company to call a special meeting of shareholders at this time and, accordingly, hereby respectfully request that the Board consider and appoint Messrs. Robert Ellin and Jay Wolf (the "Nominees") to fill the current vacancies on the Board. Our requests and recommendations have been repeatedly ignored by the current Directors over a period of ten months during which time the share value has declined by over 90%. We believe that we can add a great deal of value to the Company by representing all of the Company's shareholders on an independent basis, in contrast to the current Board members, who are notably not shareholders or are not independent as a result of their employment with the Company and other personal financial relationships. We respectfully urge the Board to consider and appoint the Nominees to the Board as soon as practicable, and have been assured that the Nominees are available to meet with the Board at its convenience.

      We note that the Board's failure to respond to our many overtures has resulted in the continued deterioration of the Company. As you know, on October 28, 2005, we made an offer to the Board to invest $7.5 million in the Company through the purchase from the Company of approximately 4,285,714 shares of the Company's Common Stock at a price of $1.75 per share. The Offer price represented a premium of more than 20% over the closing price of the Common Stock on the date immediately preceding the Offer, and represents a premium of nearly 60% over yesterday's closing price of the Common Stock. To the shock and dismay of us and our fellow Company shareholders, the Board did not even bother to respond to our Offer. At the time, and clearly in retrospect, it is clear that the Board's inaction amounted to a gross and blatant disregard of the interests of the Company and its shareholders. Given the current condition of the Company, this Offer has naturally been withdrawn. However, in the event that the Board takes the other actions described herein, we would be willing to meet with the Board to discuss alternative financing plans.

      We also hereby request the immediate resignation or removal of Messrs. Jessie and Joey Sutton, the sons of Morris Sutton. It is clear that, by keeping these individuals (neither of whom is competent or qualified) in top level management positions, the Board--acting at the direction of Morris Sutton--is seeking to treat the Company as a family-owned business rather than a publicly held company that has thousands of owners. Further, should Morris Sutton continue to empower his sons at the expense of the Company, we also would request that he immediately resigns or is removed from office. The Sutton family has for a very long period of time conducted the business of the Company as their "alter-ego," without regard to shareholders or the continued development of the Company's business. Furthermore, this continued conduct is most certainly actionable under a wide variety of legal grounds and principles. We have also been advised that Morris Sutton has made repeated threats to resign and establish a business of his own in direct competition with the Company in the event his children are removed from the business. We want Morris and the board to know that we would pursue every available legal means at our disposal, including legally restraining any member of the Sutton family from diverting any business opportunity from any client or prospect of the Company.

      We believe that the current Board composition leaves the Company with insufficient shareholder representation and has amazingly entrenched the very group that is responsible for hundreds of millions of dollars in lost shareholder value. We are offering a way to create a more independent Board that represents the interests of more then just one minority group of shareholders while also bringing individuals to the Board who will contribute new thoughts and ideas on how to revive the Company from its current nearly insolvent state. We believe that the Board has no viable alternative to our demands, and that its failure to act upon our requests will even more clearly demonstrate that it is not now, nor has it for many months, acted in good faith.

      In the event that Morris Sutton decides to resign in protest of his children's dismissal we have identified management candidates who could immediately be charged to manage the business in a responsible way commensurate with the practices of a public Company that is accountable to all its shareholders. We are willing to immediately meet with the independent directors to enter into a dialogue to move this forward.

      Neither we, nor the other shareholders of the Company, will stand by while Mr. Sutton continues this course of conduct. In the event that the Board does not meet to consider our Nominees and immediately cause the management changes described above to occur, then we intend to commence an action in Federal court against all of the members of the Board and certain members of management, including the members of the Sutton family. The acquiescence by the allegedly "independent" members of the Board to the egregious actions taken by the Board and the Sutton family, and the failure by such individuals to take appropriate action under the circumstances, necessarily makes them as well as the members of the Sutton family, equally suitable targets for claims by the shareholders based on gross and willful misconduct. Please do not take these words lightly. We will in fact cause such an action to be brought on or before March 1, 2006 if our demands have not been addressed by that time.

    Time is of the essence.



                                          Very truly yours,

                                             TRINAD CAPITAL MASTER FUND LTD.

                                          By:  Trinad Capital L.P.

                                          By:  Trinad Advisors GP LLC

                                          By:  /s/ Jay Wolf
                                             ---------------------------------
                                          Name:  Jay Wolf
                                          Title: Managing Director